SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Crackers capacity utilization rate was 94% in 2Q13

HIGHLIGHTS:

▶  Operations

✓  In 2Q13, the Brazilian resin market (PE, PP, PVC) reached 1.4 million tons, up 10% from the first quarter of the year, driven by the solid performance of the agribusiness, automotive and infrastructure sectors, as well as the rebuilding of inventories across the chain. Braskem’s resin sales came to 947 kton, a growth of 3%. Compared to 2Q12, which had been affected by local economic slowdown, the market grew 26% and the Company's sales 19%.

✓  The average capacity utilization of Braskem’s crackers stood at 94%, increasing 4 p.p. from 1Q13, explained by the improvement in operating efficiency between the periods. Capacity utilization also benefited from the provisional measure of May 8, which reduced the PIS and COFINS tax rates on raw material purchases.

✓  EBITDA in 2Q13 reached R$1,051 million, increasing 12% from the previous quarter, driven by the higher sales volume, the better operating performance and the recovery in international resins spreads. In U.S. dollar, EBITDA amounted to US$506 million.

▶  Expansion and diversification of feedstock

✓  Mexico Project (Ethylene XXI):

▪   The construction of the new petrochemical complex continued to advance, with the project’s physical completion reaching 37.7%.

•       Delivery of the first large pieces of equipment, such as storage tanks for products and raw materials.

▪   On July 24, 2013, the subsidiary Braskem-Idesa withdrew the first installment of the project finance in the amount of US$1,484 million. The disbursement of the project finance enabled the subsidiary Braskem-Idesa to reimburse the investments advanced by shareholders, which in the case of Braskem amounted to US$649 million.

▶    Commitment to financial health

✓  Since Braskem regularly exports part of its production, as of May 1st, 2013, it decided to designate a portion of its dollar-denominated liabilities as hedge for its future exports. The goal is to better reflect the effects of exchange variation on the accounting result of the Company.

✓  Braskem’s leverage, as measured by the net debt/EBITDA ratio, continued its downward trend, and excluding the Mexico project from this analysis, it reached 3.01x, down 10% from 1Q13.

EXECUTIVE SUMMARY

The performance of the world economy continued to be influenced mainly by the recession in the Eurozone and lower-than-expected growth in emerging markets.

In the global petrochemical industry, the average price of naphtha, its primary feedstock, continued to follow oil prices, declining 12% in relation to 1Q13. Prices for resins 1 and basic petrochemicals2 followed the same trend, declining 3% and 8%, respectively. However, operational problems helped to restrain the supply, leading thermoplastic resin spreads to widen by 16% in the period, while spreads for basic petrochemicals remained virtually stable.

In the domestic market, apparent consumption of thermoplastic resins in 2Q13 amounted to 1.4 million tons, increasing 10% from the previous quarter. The main drivers were: (i) the continuous restocking trend in the chain; (ii) the good performance of sectors related to agribusiness, infrastructure and water supply; and (iii) the opportunistic entry of imported products. Braskem’s sales followed the upward trend to reach 947 kton; however, stronger market growth, the higher volume of imported materials and operating issues at one of the PVC plants led to a decline in the Company’s market share, which reached 66% in the quarter.

In 1H13, estimated demand for thermoplastic resins was 2.7 million tons, growing 15% from the same period last year, when demand was affected by the contraction of the Brazilian industrial sector in 2Q12. Braskem, in line with its commitment to supply the Brazilian market, recorded sales of 1.9 million tons, 14% higher than in 1H12.

Braskem’s crackers operated at an average capacity utilization rate of 94% in 2Q13, increasing 4 p.p. from 1Q13, positively affected by its better operating efficiency and the performance of certain second-generation clients. The result was also positively impacted by the provisional measure announced by the Brazilian government on May 8, which reduced the PIS (Social Integration) and COFINS (Social Contribution) tax rates for raw material purchases from the chemical industry, aiming to help Brazilian producers recover part of their competitiveness.

In this scenario, the Company’s EBITDA in 2Q13 amounted to R$1,051 million, increasing 12% from the previous quarter, explained by the higher sales volume, the better operating performance and the increase in thermoplastic resin spreads, which followed the upward trend of the international market. In U.S. dollar, EBITDA was US$506 million, increasing 8% and 18% from 1Q13 and 2Q12, respectively.

In 1H13, Braskem posted EBITDA of R$1,988 million. In U.S. dollar, EBITDA reached US$976 million, 13% higher than in 1H12, benefitting from the continued recovery in spreads, which followed the international market trend, and from the higher sales volume.

On June 30, 2013, Braskem’s net debt stood at US$6,977 million, decreasing 5% from the end of 1Q13. This amount included the advance on investment of US$649 million provided to the Mexico project that was reimbursed to Braskem after the close of the quarter, on July 24, upon disbursement of the first installment of the project finance. Excluding the financing structure of the Mexico project, financial leverage measured by the net debt/EBITDA ratio, in U.S. dollar, decreased from 3.34x to 3.01x. The 10% decrease is mainly explained by the recovery in EBITDA over the last 12 months.

Braskem's cash flow is heavily dollarized. With practically 100% of its revenue directly or indirectly linked to the U.S. dollar and approximately 80% of its costs also linked to the same currency, the Company believes that maintaining a significant portion of its debt also in U.S. dollar creates a “natural hedge”. As a result of this exposure, which Braskem considers adequate and is in compliance with its Financial Management Policy, the effects of the exchange variation affect its financial accounting result, which is mandatorily recorded in Brazilian real.

As Braskem regularly exports a portion of its production, and with the objective of better reflecting these exchange variations impacts in its result, the Company decided, as of May 1st, to designate part of its dollar- denominated liabilities as hedge for its future exports (for more information see Note 23.2.1 (b.ii) to the quarterly financial statements – Non-derivative financial liabilities designated as export hedge accounting).

1 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)

2 80% ethylene and propylene, 20% BTX (base Europe)

In 2Q13, after the adoption of the hedge accounting practice, the 10% depreciation in the Brazilian real on the remaining net currency exposure had a negative impact of R$126 million on the financial result. If this hedge accounting practice had not been adopted, this impact on financial result would have been negative in R$1.5 billion.

It is important to note that in both cases this effect does not have an immediate impact on the Company’s cash position. It represents currency translation accounting impacts, especially on Braskem’s debt, with any expenditure occurring upon the maturity of the debt.

Net income in the first six months of the year amounted to R$99 million, influenced by the higher cash flow capacity generation and the adoption of hedge accounting. If Braskem had maintained its previous accounting practice, it would have registered a net loss of R$855 million.

Despite the recovery observed, the global economic outlook remains challenging. It is expected that the Brazilian government will continue responding to the uncertainties of this scenario and working to strengthen the local industry. The reduction in the tax rate on raw materials for the chemical industry provided for by the provisional measure announced in May is essential for supporting a recovery in the industry’s growth and in its capacity to invest, helping to reverse the industry’s trade deficit.

PERFORMANCE

▶  Net Revenue

In 2Q13, Braskem’s consolidated net revenue was US$4.6 billion, similar to the previous quarter. In Brazilian real, net revenue amounted to R$9.5 billion, increasing 2% from 1Q13, driven by higher sales volume, which offset the lower resale volume and the reduction in the average price of basic petrochemicals that followed the international market trend. Excluding resale volume from the analysis, net revenue in 2Q13 was stable in U.S. dollar and increased 4% in Brazilian real.

Compared to 2Q12, consolidated net revenue in U.S. dollar was 1% higher. Measured in Brazilian real, consolidated net revenue grew by 6%, benefitting from the average U.S. dollar appreciation of 5% in the period and from the higher sales of resins and basic petrochemicals between the periods.

Export sales revenue in 2Q13 amounted to US$2.0 billion, stable in relation to the previous quarter. Compared to the same period of 2012, export sales revenue declined 6%, impacted by the lower resale volume and higher allocation of resin sales to the Brazilian market.

In 1H13, Braskem’s consolidated net revenue totaled US$9.3 billion. In Brazilian real, revenue was R$18.8 billion, increasing 11% from the prior-year period, due to the higher sales volume and U.S. dollar appreciation.

Export revenue in the period was US$3.9 billion, down 6% from 1H12, which is basically explained by the lower resale volume.

Highlights by Segment

▶  Capacity Utilization Rate

Braskem’s plants operated at higher utilization rates in 2Q13, led by the performance of crackers, which benefitted from the reduction in the PIS and COFINS tax rates for raw material purchases, and by the U.S. assets. The Company’s utilization rates are presented below:

▶  Polyolefins

Brazilian market: estimated demand for Polyolefins (PE and PP) was 1,082 kton in 2Q13, increasing 9% from 1Q13, which is explained by: (i) the good performance of sectors related to agribusiness, automotive, construction and water supply; and (ii) the opportunistic entry of a higher volume of imported products. Compared to 2Q12, which was impacted by the contraction of the Brazilian industrial sector, demand grew 25%.

Compared to 1H12, the market expanded by 14% to 2.1 million tons, influenced by a restocking trend in the chain and stronger demand from the automotive, food, construction and agribusiness sectors.

Production: in 2Q13, production was 1,056 kton, down 1% from 1Q13, reflecting the lower capacity utilization rate of the PP assets, which was impacted by the volatility in propylene prices. Compared to 2Q12, production increased 4%.

Domestic sales: the Company’s sales reached 787 kton in 2Q13, up 4% from 1Q13, following the Brazilian market trend. Braskem’s market share stood at 73%. Compared to 2Q12, sales volume increased by 18%.

Export sales: in 2Q13, exports amounted to 263 kton, increasing 9% from 1Q13, driven by the better performance of Latin American countries and opportunities to export overseas. Compared to 2Q12, the decrease in export volume is explained by the redirection of sales to the domestic market.

In 1H13, production reached 2,125 kton. Domestic sales came to 1,542 kton, growing 12% from the same period in 2012, driven by stronger domestic demand. Exports amounted to 503 kton, decreasing 24%, which is explained by the higher sales volume in the domestic market as mentioned above.

▶  Vinyls

Brazilian market: in 2Q13, estimated PVC demand was approximately 350 kton, growing 13% on the prior quarter, driven by the continued good performance of the infrastructure sector, the restocking trend in the chain and the increased volume of imported products in the period. Compared to 2Q12, domestic demand was 29% higher, driven by the better performance of the Brazilian market, which last year was affected by the slowdown in the local economy.

In 1H13, the PVC market reached 661 kton, increasing 19% from the same period of 2012, influenced by the same factors described above.

Production: with an average utilization rate of 83% still, PVC production in 2Q13 was 147 kton, explained by one scheduled shutdown and operating issues at one of the plants. Meanwhile, caustic soda production amounted to 111 kton, declining 4%.

Compared to 2Q12, PVC production increased 33%, which is explained by the output from the new plant in Alagoas. Caustic soda production, which had been impacted by the scheduled shutdown, grew 12% in 2Q13.

Domestic sales: in this scenario, Braskem’s PVC sales volume came to 160 kton, with market share of 46% in 2Q13. Caustic soda sales were 112 kton, decreasing 6% from 1Q13 in response to the lower demand from certain sectors of the Brazilian economy, such as beverages and pulp and paper.

Compared to 2Q12, PVC sales increased by 20%, reflecting the higher product supply. Caustic soda sales remained virtually flat.

In 1H13, PVC production reached 294 kton, an increase of 30% compared to 1H12, positively affected by the operations of the new plant in Alagoas. Caustic soda production was 226 kton, reflecting the higher utilization rate between the periods. The better product availability led to an increase in PVC and caustic soda sales volume, which reached 326 kton and 232 kton, respectively.

▶  Basic Petrochemicals

Ethylene production in 2Q13 amounted to 876 kton, increasing 5% from 1Q13, reflecting the higher average capacity utilization rate of the crackers, which was supported by the better performance of second-generation clients and also benefitted from the government measure to reduce the PIS and COFINS tax rates for the purchase of raw materials in the chemical industry. Compared to 2Q12, production volume grew by 7%.

Performance (tons)	2Q13	1Q13	2Q12	Change (%)	Change (%)	1H13	1H12	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Production
Ethylene	875,943	835,531	819,825	5	7	1,711,474	1,689,979	1
Propylene	392,251	372,137	363,951	5	8	764,388	741,033	3
Butadiene	104,759	100,850	75,927	4	38	205,609	154,059	33
BTX*	326,784	324,359	297,199	1	10	651,142	622,137	5
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: in this context, the Company’s 2Q13 sales totaled 234 kton, increasing 3% from 1Q13. Compared to 2Q12, sales volume grew 12%, also affected by the higher supply of product in the period.

Butadiene: sales amounted to 98 kton in 2Q13, similar to 1Q13 and 37% higher than in 2Q12, reflecting the butadiene capacity expansion at the Triunfo plant in Rio Grande do Sul state.

BTX: 2Q13 sales of aromatics were 288 kton, growing 25% from 1Q13, which is mainly explained by the strong sales of benzene driven by the resumption of production by certain clients that had carried out shutdowns in 1Q13. In relation to 2Q12, sales grew by 10%.

In 1H13, production volume growth supported higher sales volume, which increased by 2% over the same period last year for ethylene/propylene and BTX. In the case of butadiene, sales growth was explained by its capacity expansion.

Performance (tons)	2Q13	1Q13	2Q12	Change (%)	Change (%)	1H13	1H12	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Total Sales
Ethylene/Propylene	233,621	225,949	208,881	3	12	459,570	452,442	2
Butadiene	97,871	98,237	71,534	(0)	37	196,109	145,136	35
BTX*	288,056	230,902	262,631	25	10	518,957	510,568	2
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▶  Braskem America (USA and Europe)

Market: PP demand in the USA was 11% higher from 1Q13, influenced by the propylene price reduction and the gradual recovery of the local economy. Demand in Europe remained weak, with signs of a restocking trend in certain sectors of the chain.

The start of 1H13 was marked by the spike of raw material prices, which in April began to gradually decline, reflecting the better propylene supply in the U.S. market (higher utilization rate at refineries) and the European naphtha price decline.

Production: with an average utilization rate of 93%, which was benefitted from the reduction of U.S. raw material prices and the recovery in PP demand, production volume reached 457 kton in 2Q13, 7% higher compared to both 1Q13 and 2Q12.

Sales: in this scenario, sales volume in 2Q13 came to 465 kton, growing by 8% and 10% in relation to 1Q13 and 2Q12, respectively.

In 1H13, production rose 2% from the same period of 2012, while sales volume increased by 6%, driven by the segments related to nondurable goods.

Performance (tons)	2Q13	1Q13	2Q12	Change (%)	Change (%)	1H13	1H12	Change (%)
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	464,893	430,872	420,768	8	10	895,766	848,811	6

Production
PP	456,650	427,757	427,039	7	7	884,407	866,254	2

▶  Cost of Goods Sold

Braskem's cost of goods sold (COGS) in 2Q13 was R$8.5 billion, up 2% on the prior quarter. The higher sales volume of resins and basic petrochemicals was partially offset by (i) the decrease in the ARA naphtha price reference for domestic supply (three month moving average) to US$901/t in 2Q13, from US$943/t in 1Q13; (ii) the lower resale volume; and (iii) the reduction of the PIS and COFINS tax rates for raw material purchases, which began to be recognized during the quarter. The 4% U.S. dollar appreciation generated a loss of R$264 million.

Braskem acquires around 70% of its naphtha needs from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. The ARA naphtha price, the price reference for imported naphtha, stood at US$831/t in the quarter, decreasing 12% from 1Q13 (US$945/t).

Regarding the average gas price, between 1Q13 and 2Q13, the Mont Belvieu reference prices for ethane and propane increased by 6% to US$27 cts/gal (US$202/t) and US$91 cts/gal (US$476/t), respectively. The increase is explained by the reduction in inventory levels resulting from the lower production level and higher-than-expected demand in the U.S. market. Regarding the USG propylene price reference, the average price was US$1,396/t, decreasing 16% in the period, influenced mainly by the higher supply due to the conclusion of the refineries schedule maintenance shutdowns in the region.

Compared to 2Q12, COGS increased 4%, reflecting the higher sales volume and the 5% average U.S. dollar appreciation between the periods, which generated a negative impact of R$380 million that offset the lower naphtha price.

In 1H13, COGS amounted to R$16.8 billion, up 7% from 1H12, which is explained by the U.S. dollar appreciation and the higher sales volume.

The average ARA naphtha price in 1H13 was US$888/t, down 6% from the 1H12, which was US$947/t. Regarding the average gas price, the benchmark Mont Belvieu prices of ethane and propane decreased between the periods by 45% and 21% to US$27 cts/gal and US$89 cts/gal, respectively. Meanwhile, the USG propylene price increased by 3% to US$1,525/t.

▶  Selling, General and Administrative Expenses

In 2Q13, selling, general and administrative expenses (SG&A) amounted to R$495 million, decreasing 3% from the prior quarter. Compared to 2Q12, SG&A expenses decreased by R$29 million or 5%.

Selling Expenses were R$240 million, decreasing 3% from 1Q13, positively influenced by the improvement in credit quality. Compared to 2Q12, selling expenses grew 6%, due to the increase in sales volume between the periods.

General and Administrative Expenses came to R$255 million in 2Q13, down 3%, mainly due to the recurring expenses with technology typically incurred in the first quarter of the year. Compared to 2Q12, G&A expenses decreased even further, by 14%, reflecting the Company’s efforts to control fixed costs, despite the continued inflationary pressures.

In 1H13, SG&A expenses amounted to R$1.0 billion, in line with the amount in 1H12. The increase in selling expenses, which was fueled by sales volume growth, was offset by the reduction in G&A expenses.

▶  EBITDA

Braskem’s consolidated EBITDA3 in 2Q13 amounted to R$1,051 million or US$506 million, increasing 12% and 8%, respectively, from 1Q13. EBITDA margin excluding naphtha resale stood at 11.4%, expanding 1 p.p. The main factors contributing to this performance were: (i) the sales volume growth, positively affected by the domestic market; (ii) the improvement of the international spreads of resins, which expanded 16%; and (iii) the positive impact from the PIS and COFINS tax rates reduction for raw material purchases as of May.

Compared to 2Q12, EBITDA increased by 24% in Brazilian real and 18% in U.S. dollar. Excluding the nonrecurring impact of R$108 million in the period (prepayment of Refis tax amnesty installments and adjustment of the compensation received for the interruption of propylene supply in the U.S. recognized in 1Q12), EBITDA grew by 43% in Brazilian real and 35% in U.S. dollar. This performance is basically explained by the improvement of thermoplastic resin spreads in the international market of 18% and by the sales volume growth. Additionally, the 5% average U.S. dollar appreciation contributed R$111 million to this growth.

In 1H13, Braskem’s consolidated EBITDA amounted to R$1,988 million, increasing 22% from the prior-year period. In U.S. dollar, EBITDA grew by 13%. Excluding the impact from the nonrecurring items in 1H12 (as mentioned above) of R$344 million, EBITDA increased by 55% in Brazilian real and 41% in U.S. dollar. Sales volume growth and the expansion in international spreads for resins and basic petrochemicals, which were 21% and 9% higher, respectively, were the main responsible for the improvement in the Company’s performance.

3 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with the international accounting standards (IFRS) and is presented in accordance with CVM Instruction 527 of October 4, 2012.

▶  Net Financial Result

The net financial result in 2Q13 was an expense of R$666 million, compared to an expense of R$107 million in the prior quarter.

Since Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), any change in the exchange rate has an impact on the accounting financial result. On June 30, 2013, this net exposure was composed of: (i) in operations, 62% of supplier accounts, which was partially offset by 75% of accounts receivable; and (ii) in the capital structure, 77% of net debt. Since the Company’s operating cash flow is heavily linked to the U.S. dollar, the Company’s believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate and approximately 80% of its costs are also pegged to this currency.

Export Hedge Accounting

As Braskem regularly exports part of its production and aiming to better reflect the exchange variation on its result, the Company decided to designate, as of May 1, part of its dollar-denominated liabilities as a hedge for its future exports, in compliance with accounting standards IAS 39 and CPC 38.

As a result, the exchange variation from these designated liabilities, which amounted to US$6,757 million, will be temporarily recorded under shareholders’ equity and transferred to the income statement only when such exports occur, thus enabling the simultaneous recognition of the currency’s impact on liabilities and exports. (Note 23.2.1 (b.ii) to the quarterly Financial Statements – Non-derivative liabilities designated for export hedge accounting).

	US$ million	R$ million
Operations designated for hedge	6,757	14,971
(a) Exchange variation on liabilities designated as hedge		1,445
(b) Tax and Social Contribution		(491)
Amount recorded in shareholders' equity (a) – (b)		954

In 2Q13, the effect from the 10% U.S. dollar appreciation 4   on the net exposure of liabilities not designated as hedge had a negative impact on the financial result of R$126 million. If hedge accounting had not been adopted, this impact on the financial result would be negative in R$1.5 billion. It is important to mention that in either case the effect has no immediate impact on the Company’s cash position, since the amount represents currency translation accounting impacts, especially on Braskem’s debt, with any expenditure occurring upon the maturity of the debt, which has an average term of 14.5 years (up from 14.2 years). The portion of debt denominated in U.S. dollar has an average term of 19 years.

	2Q13		1H13
R$ million	With Hedge	Without Hedge	With Hedge	Without Hedge

Exchange Variation	(126)	(1,571)	202	(1,243)
Net Financial Result	(666)	(2,111)	(773)	(2,218)
Net Profit (loss)	(128)	(1,082)	99	(855)

4 The average Brazilian real/U.S. dollar exchange rate in the period was R$2.2156/US$1.00

Excluding the effects of foreign exchange and monetary variation, the net financial result in 2Q13 was an expense of R$471 million, increasing R$106 million from the expense in the prior quarter, which is mainly explained by the restatement of (i) the lawsuits related to participation in the São Paulo State Special Installment Program (PEP), and (ii) the adjustment to present value of raw material purchases in the domestic market. Compared to 2Q12, the net financial result was virtually stable.

On the same basis, the financial result in 1H13 was an expense of R$835 million, increasing R$81 million from the expense in the prior-year period, which mainly reflects the application of the accounting rule regarding adjustment to present value due to the change in the payment term for raw material acquisitions in the local market to 90 days as of 2Q12.

The following table shows the composition of Braskem’s net financial result.

R$ million	2Q13	1Q13	2Q12	1H13	1H12

Financial Expenses	(995)	(230)	(2,383)	(1,226)	(2,576)
Interest Expenses	(288)	(237)	(266)	(524)	(512)
Monetary Variation (MV)	(74)	(73)	(56)	(147)	(136)
Foreign Exchange Variation (FX)	(327)	285	(1,809)	(43)	(1,558)
Net Interest on Fiscal Provisions	(83)	(22)	(86)	(105)	(133)
Others	(223)	(183)	(166)	(407)	(237)

Financial Revenue	330	123	281	453	366
Interest	50	28	32	78	90
Monetary Variation (MV)	5	2	9	8	21
Foreign Exchange Variation (FX)	202	43	206	245	217
Net Interest on Fiscal Credits	33	7	23	40	25
Others	40	43	11	83	13
Net Financial Result	(666)	(107)	(2,102)	(773)	(2,209)

R$ million	2Q13	1Q13	2Q12	1H13	1H12

Net Financial Result	(666)	(107)	(2,102)	(773)	(2,209)
Foreign Exchange Variation (FX)	(126)	328	(1,604)	202	(1,341)
Monetary Variation (MV)	(69)	(71)	(47)	(140)	(114)
Net Financial Result Excluding FX and MV	(471)	(364)	(452)	(835)	(754)

▶  Net Income / Loss

Braskem posted a net loss of R$128 million in 2Q13, which is basically explained by the negative impact from the net financial expense of R$666 million. However, in the first six months of the year, the Company recorded net income of R$99 million, reflecting the improvement in operating performance.

As already mentioned, to better reflect the effects of exchange variation on the profit or loss, Braskem adopted, as of May 1, the practice of hedge accounting. If it had not adopted such practice, Braskem would have registered net losses of R$1,082 million in 2Q13 and R$855 million in 1H13.

▶  Cash Flow

Braskem’s operating cash flow, adjusted by Financial Investments, was R$2,013 million in 2Q13. The positive impact from working capital was R$1,115 million, which is mainly explained by the positive variations (i) of R$734 million in Suppliers, due to the U.S. dollar appreciation and the increase of raw material purchase explained by the production growth; and (ii) of R$257 million in Inventory, due to the higher sales volume.

R$ million	2Q13	1Q13	2Q12	1H13	1H12
Operating Cash Flow Ajusted	2,013	228	89	2,240	1,786
Interest Paid	(312)	(201)	(253)	(513)	(392)
Income Tax and Social Contribution	(26)	(8)	(13)	(35)	(21)
Investments	(982)	(923)	(578)	(1,905)	(1,409)
Free Cash Flow Adjusted	692	(904)	(755)	(212)	(37)

The adjusted Free Cash Flow in the quarter was positive R$692 million, reflecting the higher operating cash flow and R$70 million in proceeds from the sale of the Water Treatment Unit, which were partially offset by: (i) the increase in interest paid, due to the concentration of payments of semiannual coupons on bonds issued by Braskem in the second and fourth quarters of the year; and (ii) the continuous disbursements for the Mexico project and the Company’s operating investments.

In 1H13, Adjusted Free Cash Flow was negative R$212 million, decreasing R$175 million from the prior-year period. The highlight was the increase in investments, which includes the R$1.6 billion disbursement made by the subsidiary Braskem-Idesa (Mexico project), which is fully consolidated by the Company.

▶  Capital Structure and Liquidity

On June 30, 2013, Braskem's consolidated gross debt stood at US$8,555 million, down 5% from the balance on March 31, 2013. In Brazilian real, consolidated gross debt grew by 5% in the period. In both cases, consolidated gross debt was affected by the 10% appreciation in the U.S. dollar in the period. At the end of the period, 71% of gross debt was denominated in U.S. dollar.

The balance of cash and investments decreased by US$38 million to US$1,577 million. In line with its strategy to maintain its high liquidity and financial health, the Company maintains three revolving stand-by credit facilities, with two in the aggregate amount of US$600 million and one in the amount of R$450 million, which do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

As a result, Braskem's consolidated net debt in U.S. dollar decreased by 5% to US$6,977 million. In Brazilian real, consolidated net debt grew by 4%. The percentage of net debt denominated in U.S. dollar was 77%.

Excluding from this amount the cash and resources invested via the bridge loan of the Mexico project, which totaled US$649 million and were reimbursed to Braskem upon withdrawal of the first installment of the project finance on July 24, 2013, the balance of net debt stood at US$6,407 million.

The EBITDA growth in the last 12 months of 4% (US$2.1 billion), combined with the lower net debt in U.S. dollar, led to a decrease from 3.62x to 3.30x in the Company’s financial leverage measured by the ratio of net debt to EBITDA when measured in U.S. dollar. In Brazilian real, the leverage ratio decreased by 1% to 3.58x.

Excluding the Mexico project from the analysis, financial leverage measured by the net debt/EBITDA ratio in U.S. dollar stood at 3.01x, down 10% from the prior quarter. In Brazilian real, the leverage ratio fell to 3.25x.

On June 30, 2013, the average debt term stood at approximately 15 years. Considering only the portion of debt denominated in dollar, the average debt term was around 19 years. The average cost of servicing the Company's debt as of June 30, 2013 was 5.90% in U.S. dollar and 8.26% in Brazilian real, compared to 5.98% and 8.00% in the prior quarter.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule as of June 30, 2013.

Only 7% of the Company’s total debt matures in 2013, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 22 months. Considering the stand-by credit facilities, this coverage extends to 31 months.

CAPITAL EXPENDITURE:

Maintaining its commitment to making investments with returns above the cost of capital, in the first six months of 2013, Braskem made investments (excluding capitalized interest) of R$1,060 million.

Of this amount, 47% (R$493 million) was allocated to the project in Mexico. This investment is explained primarily by the resumption of disbursements via equity, which seek to balance the project’s financing structure (70% debt / 30% equity), and by the anticipation of certain disbursements due the progress of its construction. The Company also invested R$486 million in maintenance in order to keep its assets operating at high levels of operating efficiency and reliability.

For 2013, investment is estimated at R$2.2 billion, with around (i) 70% allocated to maintenance and improving the productivity and reliability of the assets, including the additional expenses arising from the scheduled maintenance shutdown of one of the lines at the cracker of the Camaçari unit scheduled for 4Q13 and expected to last 30 days; and (ii) 25% allocated to the construction of the new petrochemical complex in Mexico. The remainder is related to other ongoing projects, such as the studies for the Comperj project and the construction of a pipeline for the future supply of propylene to the acrylics complex in Bahia.

PROJECT PIPELINE:

In keeping with its mid and long term strategy, Braskem focuses on investments that improve the competitiveness and diversify its raw material matrix, strengthening its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	CAPEX	Characteristics
Ethylene XXI (Integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$3.2 bn 5

•         JV between Braskem (75%) and Idesa (25%).

•         Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu reference gas price.

•         In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing demand in Mexico for PE of around 1.9 million tons, of which around 70% is currently met by imports.

•         Earthmoving works concluded.

•         In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

5 Capex includes only fixed investments and does not include the working capital needs and interest associated with the project.

Project	Capacity (kton/y)	CAPEX	Characteristics

•         US$3.2 billion project finance structure concluded in December 2012:

o    SACE: US$600 million;

o    IDB and IFC: US$570 million A loan to be complemented by a US$700 million B Loan;

o  BNDES: US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$300 million;

•         Construction: in 2Q13, the project reached 37.7% physical completion. With construction works nearly completed, the project is currently focused on mechanical assembly, especially the pre-manufacturing of piping and initial installation of equipment at the bases.

•         Major pieces of equipment have begun to arrive at the Port of Coatzacoalcos and the project site.

•         Disbursement of the first installment of the project finance in the amount of US$1,484 million on July 24.

•         Priorities for 2013:

o    Start of electro-mechanical assembly with the arrival of the main pieces of equipment and materials at the site;

o    Expanding pre-marketing activities;

o    Hiring and training people to run the future industrial operations.

Comperj Rio de Janeiro, Brazil	n/a	To be determined

•         2013e: determining the capacity and technologies for the petrochemical complex and commencing the basic engineering projects (FEL3) for the industrial units.

•         2014e: proposal for the project’s development and construction and examination by the Company’s Board of Directors.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶    VISIO Program

In 2Q13, the Visio Program maintained its commitment to developing Brazil’s plastics chain and creating value for Braskem’s Clients.

 Braskem, in partnership with Multinova, developed a polyethylene sheet for the construction industry that is installed between the slab and the subfloor to reduce noise transmission between floors. The initiative helped boost Multinova’s sales while creating a new market for Braskem, which is the only resin supplier to the company.

In keeping with its strategy to strengthen partnerships with Clients, Braskem developed a new PVC solution for a line of dolls manufactured by Muiltibrink whose particular characteristics ensured the project’s feasibility. The solution’s success led the use of this new formula to be expanded to other toy lines.

▶   Innovation Pipeline

New polypropylene resin for the automotive industry: as part of our continuous effort to serve Clients and meet the industry’s needs, Braskem expanded its PP resin portfolio to include applications for automotive compounds.

Polyethylene for blow-molded packaging: Braskem has enhanced its PE portfolio for the blow-molded packaging market. The new resin meets the chemical resistance requirements demanded by the cleaning products market, especially multi-purpose cleaners.

OUTLOOK:

The International Monetary Fund (IMF) revised its forecast for world economic growth in 2013 to 3.1%, or 0.2 p.p. below its forecast published in April, citing weaker growth in emerging markets as the main factor.

In line with the global market, the Brazilian central bank also expects the country to present a more moderate GDP growth, of 2.31% in 2013.

During 1H13, the competitiveness agenda of Brazil’s chemical industry has advanced. The tax cuts on raw material purchases, which had been advocated by the Chemical Industry Competitiveness Council created under the economic stimulus plan known as Brasil Maior and which were announced by the federal government in May, could help support a new cycle of investment in the industry and country over the coming years.

However, the international scenario remains challenging, and it is expected that the Brazilian government will continue to strengthen the competitiveness of the local industry amidst the global economic uncertainties.

As for the global petrochemical industry, the short-term scenario is marked by caution. The main factors are related to: (i) the higher global availability of products due to the recovery in the capacity utilization rate, following the scheduled and unscheduled shutdowns in the second quarter; and (ii) the level of growth in Chinese demand given current monetary policy. However, the economic situation in developed countries (USA and Japan) should be a positive leverage of this scenario. In the medium and long term, the outlook for the petrochemical industry remains positive, supported by a better macroeconomic environment.

Braskem’s strategy in this context remains centered on strengthening its business and increasing its competitiveness by: (i) intensifying its partnerships with Clients, with a resumption of market share gains in the Brazilian market and segmented sales in the U.S. and European markets; (ii) supporting the development of Brazil’s petrochemical and plastics chain; (iii) pursuing operational efficiency by maintaining high capacity utilization rates and optimizing the production mix; (iv) diversifying its feedstock matrix and improving its competitiveness by advancing construction of the gas-based petrochemical complex in Mexico (Ethylene XXI); and (v) maintaining its cost discipline and financial health.

NOTE:

(i) On June 28, 2013, the Brazilian real/U.S. dollar exchange rate was R$2.2156/US$1.00.

UPCOMING EVENTS:

▶       2Q13 Earnings Conference Call

Portuguese 10:00 a.m. (Brasília) 9:00 a.m. (US EST) 6:00 a.m. (Los Angeles) 2:00 p.m. (London) Dial-in +55 (11) 2188-0155 Code: Braskem	English 12:00 p.m. (Brasília) 11:00 a.m. (US EST) 8:00 a.m. (Los Angeles) 4:00 p.m. (London) USA: +1 (866) 890-2584 Other countries: +55 (11) 2188-0155 Code: Braskem

INVESTOR RELATIONS TEAM:

Guilherme A. Mélega

IRO and Controller

Tel: (55 11) 3576-9531

guilherme.melega@braskem.com

Roberta Varella

IR

Tel: (55 11) 3576-9266

roberta.varella@braskem.com

Daniela Balle de Castro

IR Analyst

Tel: (55 11) 3576-9615

daniela.castro@braskem.com

Gabriela Bastos de Toledo

IR Analyst

Tel: (55 11) 3576-9745

gabriela.toledo@braskem.com

www.braskem.com.br/ri

Fernando T. de Campos IR Coordinator Tel: (55 11) 3576-9479 fernando.campos@braskem.com Pedro Gomes de Souza IR Analyst Tel: (55 11) 3576-9010 pedro.gomes@braskem.com

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not just historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms, written, seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Income Statement

(R$ million)

Income Statement	2Q13	1Q13	2Q12	Change (%)	Change (%)	1H13	1H12	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	11,113	11,038	10,589	1%	5%	22,151	20,198	10%
Net Revenue	9,528	9,296	8,956	2%	6%	18,823	17,028	11%
Cost of Good Sold	(8,471)	(8,316)	(8,146)	2%	4%	(16,786)	(15,628)	7%
Gross Profit	1,057	980	810	8%	31%	2,037	1,400	46%
Selling Expenses	(240)	(246)	(226)	-3%	6%	(487)	(447)	9%
General and Administrative Expenses	(255)	(262)	(296)	-3%	-14%	(516)	(552)	-6%
Other Net Operating Income (expenses)	(25)	(29)	91	-14%	-	(54)	282	-
Investment in Subsidiary and Associated Companies	2	(5)	4	-	-	(3)	2	-
Operating Profit Before Financial Result	538	438	383	23%	41%	977	685	43%
Net Financial Result	(666)	(107)	(2,102)	-	-68%	(773)	(2,209)	-65%
Profit (loss) Before Tax and Social Contribution	(127)	331	(1,720)	-	-93%	204	(1,524)	-
Income Tax / Social Contribution	(1)	(104)	677	-99%	-	(105)	623	-
Discontinued operations result	-	-	10	-	-	-	20	-
Net Profit (loss)	(128)	227	(1,033)	-	-	99	(881)	-
Earnings (loss) Per Share	(0.15)	0.26	(1.29)	-	-	0.12	(1.10)	-

EXHIBIT II

EBITDA CALCULATION

(R$ million)

EBITDA Statement	2Q13	1Q13	2Q12	Change (%)	Change (%)	1H13	1H12	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Net Profit	(128)	227	(1,033)	-	-88%	99	(881)	-
Income Tax / Social Contribution	1	104	(677)	-	-	105	(623)	-
Financial Result	666	107	2,102	-	-68%	773	2,209	-65%
Depreciation, amortization and depletion	484	483	484	0%	0%	968	928	4%
Cost	444	446	421	-	-	889	828	-
Expenses	41	38	63	-	-	79	100	-
Basic EBITDA	1,023	922	877	11%	17%	1,945	1,633	19%
Provisions for the impairment of long-lived assets (i)	30	10	(36)	-	-	40	(11)	-
Adjustments in discontinued operations result (ii)	-	-	8	-	-	-	9	-
Results from equity investments (iii)	(2)	5	(4)	-	-	3	(2)	-
Adjusted EBITDA	1,051	937	845	12%	24%	1,988	1,629	22%
EBITDA Margin	11.0%	10.1%	9.4%	1.0 p.p.	1.6 p.p.	10.6%	9.6%	0.1 p.p.

(i)            Represents accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)           Corresponds to the items current and deferred income and social contribution taxes, financial result, depreciation and amortization and equity income, which are included in profit or loss from discontinued operations.

(iii)          Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	06/30/2013	03/31/2013	Change (%)
	(A)	(B)	(A)/(B)
Current	13,135	13,109	0
Cash and Cash Equivalents	3,400	3,002	13
Marketable Securities/Held for Trading	39	222	(82)
Accounts Receivable	2,303	2,449	(6)
Inventories	4,374	4,633	(6)
Recoverable Taxes	1,683	1,661	1
Other Receivables	1,057	864	22
Non Current Assets Held for Sale	278	278	-
Non Current	30,496	29,158	5
Marketable Securities/ Held-to-Maturity	55	29	93
Compulsory Deposits and Escrow Accounts	180	177	1
Accounts Receivable	143	34	320
Deferred Income Tax and Social Contribution	2,636	2,060	28
Taxes Recoverable	1,453	1,500	(3)
Related Parties	131	129	2
Insurance claims	61	89	(31)
Others Accounts Receivable	168	241	(30)
Investments	118	118	1
Property, Plant and Equipament	22,621	21,855	4
Intangible Assets	2,929	2,926	0
Total Assets	43,631	42,267	3

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2013	03/31/2013	Change (%)
	(A)	(B)	(A)/(B)
Current	14,903	13,446	11
Suppliers	9,844	8,702	13
Financing/Debentures	2,796	2,383	17
Financial Opperations	97	249	(61)
Salary and Payroll Charges	330	426	(22)
Dividends and Interest on Equity	4	4	(0)
Taxes Payable	426	353	21
Advances from Customers	464	477	(3)
Sundry Provisions	49	35	38
Post-employment Benefit	174	161	9
Other Payable	609	548	11
Non Current Liabilities Held for Sale	110	110	-
Non Current	20,837	19,947	4
Financing/Debentures	16,157	15,724	3
Deferred Income Tax and Social Contribution	2,248	2,196	2
Taxes Payable	1,127	1,147	(2)
Sundry Provisions	325	365	(11)
Advances from Customers	180	189	(5)
Other Payable	410	280	46
Others	390	46	752
Shareholders' Equity	7,891	8,874	(11)
Capital	8,043	8,043	-
Capital Reserve	232	798	(71)
Profit Reserves	0	0	-
Treasury Shares	(49)	(49)	-
Other Comprehensive Income*	(581)	322	(281)
Retained Earnings (losses)	107	(349)	(131)
Non Controlling Interest	138	108	27
Total Liabilities and Shareholders' Equity	43,631	42,267	3

* Includes Non-derivative liabilities designated for export hedge(Note 23.2.1 to the quarterly Financial Statements).

EXHIBIT IV

Cash Flow

(R$ million)

Cash Flow	2Q13	1Q13	2Q12	1H13	1H12

Profit (loss) Before Income Tax and Social Contribution	(127)	331	(1,704)	204	(1,494)
Adjust for Net Income Restatement
Depreciation and Amortization	484	483	484	968	928
Equity Result	(2)	5	(3)	3	(2)
Interest, Monetary and Exchange Variation, Net	486	26	1,568	512	1,612
Others	42	2	(11)	44	4
Cash Generation before Working Capital	884	847	334	1,731	1,047
Operating Working Capital Variation
Market Securities	160	(58)	95	101	(22)
Account Receivable	37	(120)	327	(83)	(251)
Recoverable Taxes	51	(149)	(230)	(98)	(359)
Inventories	257	(526)	(609)	(269)	(897)
Advanced Expenses	(118)	38	18	(80)	30
Other Account Receivables	65	(78)	278	(13)	28
Suppliers	734	(196)	(96)	538	1,999
Advances from Customers/Long-Term Incentives	(23)	224	71	201	88
Taxes Payable	44	(53)	(50)	(9)	(58)
Other Account Payables	108	257	32	365	150
Other Provisions	(27)	(15)	14	(42)	9
Operating Cash Flow	2,172	169	185	2,342	1,764
Interest Paid	(312)	(201)	(253)	(513)	(392)
Income Tax and Social Contribution	(26)	(8)	(13)	(35)	(21)
Net Cash provided by operating activities	1,833	(40)	(81)	1,794	1,350
Proceeds from the sale of fixed assets	1	1	0	1	1
Proceeds from the capital reduction of associates	70	163	-	233	-
Additions to Investment	-	(0)	-	(0)	-
Additions to Fixed Assets	(1,049)	(1,101)	(570)	(2,150)	(1,400)
Additions to Intangible Assets	(8)	(1)	(5)	(8)	(5)
Financial Assets Held to Maturity	4	15	(3)	20	(5)
Cash used in Investing Activities	(982)	(923)	(578)	(1,905)	(1,409)
Obtained Borrowings	1,626	2,959	2,422	4,585	3,595
Payment of Borrowings	(2,097)	(2,285)	(1,705)	(4,382)	(3,183)
Dividends	(0)	(0)	(0)	(0)	(0)
Non-controlling interests	35	(3)	(5)	33	16
Cash used in Financing Activities	(435)	671	712	236	429
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(19)	6	(19)	(12)	(25)
Increase (decrease) in Cash and Cash Equivalents	398	(285)	33	113	345
Represented by
Cash and Cash Equivalents at The Beginning of The Year	3,002	3,288	3,264	3,288	2,952
Cash and Cash Equivalents at The End of The Year	3,400	3,002	3,297	3,400	3,297
Increase (Decrease) in Cash and Cash Equivalents	398	(285)	33	113	345

EXHIBIT V

Production Volume – Main Products

PRODUCTION CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13

Polyolefins
PE's	656,359	637,216	666,380	579,520	632,257	658,317
PP	431,401	379,643	440,753	394,822	436,029	397,996

Vinyls
PVC	114,950	110,629	140,595	131,192	146,877	146,676
Caustic Soda	116,142	99,083	126,430	108,934	115,321	110,585
Chlorine	15,103	11,641	13,793	12,515	11,404	7,923

Basic Petrochemicals
Ethylene	870,154	819,825	868,891	770,887	835,531	875,943
Propylene	377,083	363,951	390,155	341,299	372,137	392,251
Benzene	212,173	196,181	211,096	184,735	215,095	210,225
Butadiene	78,132	75,927	106,597	95,047	100,850	104,759
Toluene	43,677	32,637	46,443	42,122	41,742	49,836
Fuel (m³)	204,444	199,333	205,932	210,297	221,317	225,235
Paraxylene	44,630	45,458	49,050	45,660	44,930	47,527
Orthoxylene	24,458	22,924	24,590	20,685	22,592	19,196
Butene 1	10,910	10,078	15,067	9,651	11,380	13,556
ETBE	71,525	59,017	78,890	76,818	78,403	81,981
Mixed Xylene	19,694	21,955	27,580	16,739	15,840	21,060
Cumene	63,697	63,804	64,406	54,335	73,138	43,145
Polybutene	5,222	6,317	6,010	3,495	9,778	1,240
GLP	11,170	6,892	4,533	2,870	6,533	8,299
Aromatic Residue	31,838	30,566	33,821	25,972	34,795	37,226
Petrochemical Resins	3,918	3,863	3,304	3,112	2,599	3,670

United States and Europe
PP	439,216	427,039	448,500	441,978	427,757	456,650

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13

Polyolefins
PE's	407,701	390,042	458,669	411,759	438,717	455,612
PP	307,476	275,205	338,208	312,449	315,724	331,733
Vinyls
PVC	131,017	133,053	154,004	142,850	166,216	159,528
Caustic Soda	113,673	113,551	114,575	122,253	119,469	112,337
Chlorine	12,939	13,387	13,620	12,436	11,821	11,983

Basic Petrochemicals
Ethylene	136,402	123,285	138,874	122,727	130,854	131,634
Propylene	60,943	46,801	57,302	52,505	54,807	47,405
Benzene	109,729	112,832	116,921	108,836	101,778	110,930
Butadiene	57,903	59,727	56,748	44,626	57,460	49,130
Toluene	32,797	29,939	26,679	12,406	8,638	11,979
Fuel (m³)	172,452	179,039	176,205	212,079	137,310	133,891
Paraxylene	-	-	4,989	11,951	2,997	23,745
Orthoxylene	23,196	20,962	24,128	18,086	21,050	20,841
Mixed Xylene	24,785	22,267	25,045	17,984	14,504	17,239
Cumene	67,042	58,853	62,482	62,312	64,817	52,592
Polybutene	2,364	3,310	2,439	2,592	2,244	3,001
GLP	13,242	8,019	6,957	4,612	8,194	8,239
Aromatic Residue	45,195	28,000	37,554	27,467	36,036	37,547
Petrochemical Resins	2,326	2,581	2,075	2,217	2,238	2,479

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume
CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
Polyolefins
PE's	230,155	227,230	233,607	170,843	174,247	189,692
PP	101,740	103,022	117,655	93,077	66,110	72,820

Basic Petrochemicals Unit
Propylene	46,216	36,796	60,847	43,885	40,288	54,582
Benzene	36,404	47,893	35,732	48,876	40,222	63,380
Butadiene	15,699	11,807	55,047	55,443	40,777	48,741
Toluene	9,239	6,479	10,748	40,413	24,821	31,621
Fuel (m³)	15,393	38,113	15,822	15,661	66,774	103,664
Paraxylene	36,572	44,526	46,546	38,601	31,395	25,559
Butene 1	1,009	2,040	-	1,499	-	3,175
ETBE	62,838	54,312	83,342	89,063	61,689	81,480
Mixed Xylene	239	133	80	556	451	5,497
Polybutene	3,292	3,364	3,050	3,475	3,829	3,802

United States and Europe
PP	428,042	420,768	451,723	443,571	430,872	464,893

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue by Segment
R$ million	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13

Polyolefins
Domestic Market	2,347	2,400	2,881	2,809	3,034	3,160
Export Market	921	1,080	1,109	911	824	911

Vinyls
Domestic Market	439	467	535	542	636	614

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	496	513	518	481	586	508
Butadiene	283	341	228	182	208	183
Cumene	142	160	172	172	199	163
BTX	343	398	456	426	407	468
Others	380	376	418	421	345	347
Export Market
Ethylene/Propylene	121	101	148	124	125	148
Butadiene	99	71	232	207	148	156
BTX	212	255	260	378	278	337
Others	190	245	301	283	315	428

United States and Europe	1,301	1,432	1,314	1,416	1,606	1,565

Resale*	653	678	521	565	409	314

Others	146	438	161	314	177	225
Total	8,072	8,956	9,254	9,232	9,296	9,528
*Naphtha, condensate and crude oil

EXHIBIT IX

Results by Segment

(R$ million)

Results by Business Segment - YTD 2013
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	United States and Europe
Sales Net Revenues	12,012	7,928	1,267	3,171	24,378	(5,555)	18,823
Cost of Goods Sold	(11,114)	(6,957)	(1,157)	(3,036)	(22,264)	5,478	(16,786)
Operating Expenses	(257)	(398)	(78)	(127)	(860)	(200)	(1,060)
Operating Profit	642	573	32	8	1,254	(278)	977

Results by Business Segment - YTD 2012
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	United States and Europe
Sales Net Revenues	11,689	6,747	925	2,734	22,095	(5,067)	17,028
Cost of Goods Sold	(10,763)	(6,319)	(922)	(2,654)	(20,658)	5,030	(15,628)
Operating Expenses	(253)	(439)	(62)	146	(608)	(106)	(714)
Operating Profit	674	(11)	(59)	225	829	(144)	685

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.